MEDICAL SOLUTIONS MANAGEMENT INC.

3030 Horseshoe Drive South, Suite 200

Naples, Florida 34101

(508) 597-6300

February 12, 2009

VIA EDGAR

Russell Mancuso, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Form RW—Request to Withdraw Registration Statement on Form S-4 (File No. 333-153235)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, Medical Solutions Management Inc. (the “Registrant”) hereby respectfully applies to the U.S. Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the above-referenced Registration Statement on Form S-4 together with all amendments and exhibits thereto (the “Registration Statement”).

The Registration Statement was filed in connection with that certain Asset Purchase Agreement and Plan of Reorganization (the “Reorganization Agreement”) by and among the Registrant, Andover Medical, Inc., a Delaware corporation (“Andover”) and Certified Diabetic Services, Inc., a Delaware corporation (“CDIP”) dated as of July 25, 2008, pursuant to which the Registrant was to acquire substantially all of the assets of Andover and CDIP, including Andover’s and CDIP’s subsidiaries. The reason for this withdrawal is that the Reorganization Agreement was terminated on February 3, 2009. As a result, the proposed business combination contemplated by the Reorganization Agreement will not occur.

The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available at (617) 951-8736. The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use pursuant to Rule 457(p) of the Securities Act.

Your assistance in this matter is greatly appreciated. Please do not hesitate to contact the undersigned at (508) 597-6300 or Andrew White of Bingham McCutchen LLP at (617) 951-8977 with any questions you may have.

Very truly yours, Medical Solutions Management Inc.

/s/ Marshall Sterman
Name: Marshall Sterman Title: Chairman of the Board of Directors

cc: Andrew White, Esq.